NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 4, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

NEW DIRECTOR NOMINEE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company announced today that a new director nominee will be included in the Management Proxy Circular of the Company for his election at the Annual General Meeting of Shareholders to be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada on Thursday, June 4, 2015 at the hour of 10:00 a.m. PDT.

The nominee is Mr. John R. O’Neill who is the Founder, President and CEO of the Firefighters Education and Training Foundation (“FETF”) which he established in 1994. The FETF is a not-for-profit corporation, based in Sherborn, Massachusetts, that owns and operates the largest fleet of railroad training cars in the country. The primary goal of the FETF is to train emergency responders and law enforcement agencies responsible the safety of the North American railroads. The FETF supplies the necessary training tools to the railroads and chemical industry, so they can provide realistic training for firefighters and police agencies.

Mr. James R. Bond, President and CEO of the Company stated that “The Company is extremely pleased that Mr. O’Neill has agreed to stand for election as a director. He is an excellent candidate to serve as a member of the Board of Directors of the Company as he is an experienced expert and advocate for the betterment of railroad safety. His FETF is committed to the continual design and growth of the finest railroad training tools in the industry. He aligns well with the primary theme of Kelso’s business model that includes the creation and innovation of containment technologies for tank cars that provide safe, non-accidental operations of tank cars and improvement in the survivability of a tank car and protection of first responders in an accident environment.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com